Exhibit 1.01

Exelis Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

Introduction

This Conflict Minerals Report (the “Report”) of Exelis Inc. has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires U.S. Securities and Exchange Commission (SEC) reporting companies that manufacture or contract to manufacture any product for which conflict minerals are necessary to functionality or production to conduct a reasonable county of origin inquiry to determine whether the necessary conflict minerals in its products originated in the Democratic Republic of the Congo (DRC) or an adjoining country or came from recycled or scrap sources. If, based on its reasonable country of origin inquiry, a company determines that its conflict minerals did originate, or has reason to believe that such minerals may have originated, in the covered countries and are not from recycled or scrap sources, the Rule requires the issuer to undertake further due diligence on the source and chain of custody of its conflict minerals and to submit a report to the Commission that includes:

•	A description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody,

•	The steps taken, or to be taken, since the end of the most recent prior Conflict Minerals Report to mitigate the risk that conflict minerals necessary to the functionality or production of its products benefit armed groups, including steps to improve due diligence,

•	The facilities used to process the conflict minerals, if known,

•	The country of origin of the conflict minerals, if known, and

•	The efforts to determine the mine or location of origin with the greatest possible specificity.

References to “Exelis”, “we,” “us,” “our,” “the Company” and “our Company” refer to Exelis Inc. and its subsidiaries, unless the context otherwise requires.

The conflict minerals are gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The countries adjoining the DRC are the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Company and Products

Exelis is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. We are focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance (ISR) and analytics; electronic warfare; and composite aerostructures. The Company’s customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the National Aeronautics and Space Administration (NASA), the Federal Aviation Administration (FAA), allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. Government, principally the DoD.

We operate in two segments: Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) Electronics and Systems, and Information and Technical Services. Our C4ISR Electronics and Systems segment provides engineered systems and solutions, including: ISR systems; integrated electronic warfare systems; radar and sonar systems; electronic attack and release systems; communications solutions; space systems; and composite aerostructures, for government and commercial customers around the world. Our Information and Technical Services segment provides a broad range of service solutions, including: systems integration; network design and development; air traffic management; cyber; intelligence; advanced engineering; and space launch and range-support, for a wide variety of U.S. military and U.S. Government customers.

Additional information regarding Exelis can be found on our website: http://www.exelisinc.com.

Reasonable Country of Origin Inquiry (RCOI)

Exelis conducted a good faith RCOI regarding conflict minerals that were identified as necessary to the functionality or production of products manufactured or contracted to be manufactured by Exelis and delivered in 2014. The RCOI was designed to determine whether any of the identified conflict minerals originated in the Democratic Republic of Congo (DRC) or an adjoining country.

In 2013, Exelis established a baseline by sending a survey to those suppliers whose products may contain conflict minerals. The intent was to confirm the presence, if any, and source of conflict minerals in the items supplied to Exelis and incorporated into its products. In the surveys, suppliers were requested to determine whether the products, materials, or supplies they provided to Exelis contained conflict minerals. Suppliers responding affirmative to the presence of conflict minerals were then asked to provide additional information utilizing the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. This survey form is designed to ascertain from a supplier the presence, if any, and the source, origin, and processing facility of conflict minerals in the products, materials, and suppliers that are provided to us, as well as other information regarding the supply chain for those conflict minerals, the supplier’s conflict minerals program, and the reliability of the information provided by that supplier.

In 2014, Exelis integrated conflict minerals outreach into our new supplier onboarding and annual supplier renewal process for existing suppliers. Exelis sends to new suppliers prior to initial award and existing suppliers on an annual basis a compliance package including background information on Section 1502 of the Dodd-Frank Act and the Rule. Suppliers are informed of our due diligence requirements and requested to provide Exelis with key information including whether conflict minerals are contained in the products they supply Exelis. If so, they are asked to provide additional information utilizing the EICC/GeSI Conflict Minerals Reporting Template. Suppliers are asked to identify the smelting facilities used to process conflict minerals, the mine or location of origin of those minerals, and due diligence efforts performed by the smelter in order to provide reasonable assurance as to whether those transactions are directly or indirectly financing armed groups. Exelis has no relationship with smelters; therefore that information concerning smelters must be obtained by our suppliers inquiring indirectly through subsequent lower tiers in the supply chain.

Survey responses were received and reviewed for completeness. Completed surveys were compiled into a conflict minerals database. Exelis followed-up with nonresponsive suppliers as well as those suppliers that provided incomplete surveys as part of its good faith effort. A report summarizing the supplier responses was generated and provided to supply chain management. This report was reviewed for completeness, accuracy and validity.

50% of responding suppliers declared that their products do not contain the four conflict minerals: tin, tantalum, tungsten, or gold. The follow summarizes certain information in the surveys received from suppliers who declared products containing conflict minerals:

•	Approximately 67% originated from unknown sources;

•	Approximately 30% originated from sources outside of the covered countries;

•	Approximately 2% originated from sources within the covered countries; and

•	Less than 1% originated from recycled or scrap sources.

Design of Company’s Due Diligence Framework

In accordance with the Rule, we have designed our processes to conform, in all material respects, with an internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (OECD) titled “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas: Second Edition,” including the related supplements on gold, tin, tantalum and tungsten and downstream companies. Our five step process consists of the following:

Step 1: Establish strong company management systems

Step 2: Identify and assess risks in the supply chain

Step 3: Design and implement a strategy to respond to identified risks

Step 4: We are prepared to carry out independent third-party audit of smelters’/refiners’ due diligence practices

Step 5: Report annually on supply chain due diligence

Description of Due Diligence Measures

The Company exercised due diligence on the source and chain of custody of the necessary conflict minerals contained in its products. Our supply chain is complex and there are multiple tiers between the company and the mine, therefore, we rely on thousands suppliers to provide information on the origin of the conflict minerals contained in components of our products. To identify and assess risk in the supply chain, we engaged and surveyed suppliers in 2014, to determine whether the necessary conflict minerals in components contained in our products were or were not “DRC conflict free”. The survey requested suppliers to declare if their products contained conflict minerals and if so, to provide the country of origin of any necessary conflict minerals and the facilities used to process these minerals. We reviewed and compared the responses with other information in our possession and, where appropriate, made further inquiries of our suppliers.

As part of our efforts to improve the transparency within our supply chain regarding the use of conflict minerals, Exelis implemented a due diligence framework summarized in the following five steps.

Step 1: Establish Strong Company Management Systems

Exelis has established and implemented a Conflict Minerals Policy and related procedures and has structured internal management systems to support supply chain due diligence including the following steps:

•	Established and posted on our internet site a policy stating our commitment to comply with Section 1502 of the Dodd-Frank Act and the Rule.

•	Assigned authority and responsibility to our Supply Chain Management function to oversee the supply chain due diligence process. Additional resources are provided by our Legal, Finance, Operations, Environmental Safety and Health, and Compliance functions.

•	Provided resources to support the operation and monitoring of these processes.

•	Established an organizational structure and communication processes designed to provide critical information, including its Conflict Minerals Policy, to relevant employees and our suppliers.

•	Established internal accountability for implementation of the supply chain due diligence processes.

•	Implemented a purchase order note supporting our efforts.

Exelis has established a system of controls designed to improve transparency over the mineral supply chain which includes the following steps.

•	Conducting an initial survey of new suppliers through our on-boarding process and existing suppliers through our annual certification process to obtain critical information about the presence, if any, and origin of conflict minerals contained in the products they supply to Exelis.

•	As part of that survey process, Exelis seeks to identify those smelters from “red flag locations of mineral origin and transit” that are in our supply chain. Because there are multiple tiers in the supply chain between Exelis and the smelters, this process will be ongoing. The purpose of identifying these smelters is to then obtain from them the following information:

•	The identification of all countries of origin; and

•	Transport and transit of these minerals in the supply chain of each smelter.

•	Exelis maintains conflict minerals-related records for a minimum of five years.

•	Through its membership in industry associations such as the Aerospace Industry Association, Exelis is supporting efforts to improve assessment of supplier due diligence in the supply chain of minerals from conflict-affected and high-risk areas.

Exelis has strengthened its engagement with suppliers by requesting our suppliers to commit to a supply chain policy for the responsible sourcing of conflict minerals. As part of this effort, Exelis has:

•	Continued to build long-term relationships with suppliers in order to increase leverage.

•	Improved the capability of our suppliers to support our responsible sourcing policies by providing information to them regarding conflict minerals to assist our suppliers in understanding the requirements.

•	Communicated to suppliers our expectations on responsible supply chains of minerals from conflict-affected and high-risk areas by adding a self-certification to purchase order terms & conditions.

•	Developed supplier metrics to measure progress by our suppliers in improving supply chain transparency and responsible sourcing.

Exelis has a well-established grievance mechanism allowing any interested party to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area as well as any other concern. Interested parties can contact Exelis via our web site at www.exelisinc.ethicspoint.com or 855-690-3129. This mechanism alerts the Company to risks and issues in our supply chain, in addition to our Company’s own efforts and risk assessments.

Step 2: Identify and Assess Risks in the Supply Chain

We are seeking to identify our smelter and refiners through our on-going survey process. Suppliers that respond positively to the use of conflict minerals in their products are requested to identify all smelters and refiners used for those products that are supplied to Exelis. There are many tiers in our supply chain and Exelis does not know as of this reporting period which specific smelters are providing the source metals that eventually become incorporated into our products.

As those smelters are identified, Exelis will attempt to engage them, through our suppliers, to obtain information on country of mineral origin, as well as transit and transportation routes used between the mine and smelter. We will review this information and any other information generated during our due diligence process to identify the scope of the risk assessment of the mineral supply chain.

We will then assess whether the smelters/refiners have carried out due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas by:

•	Seeking evidence regarding due diligence practices of the smelter/refiner.

•	Review information generated by any third party audits of the smelter/refiner where such audit reports are made available, such as the Conflict Free Smelter Program.

•	Cross-check evidence of due diligence practices of the smelter/refiner against the supply chain policy and our due diligence processes.

While Exelis does not contract directly with smelters or refiners, through our suppliers we are encouraging smelters/refiners to participate in the Conflict-Free Smelter (CFS) program that requires audits be performed at the smelter or refiner’s facilities.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Risks identified during Step 2 will be provided to the head of the Exelis supply chain organization in a report outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment. We will then adopt a risk management response based on the information gathered and will either: (a) continue trade throughout the course of measurable risk mitigation efforts, which include two-way communications designed to identify the sources of conflict minerals; (b) temporarily suspend trade while pursuing ongoing measurable risk mitigation efforts; or (c) disengage with a supplier in cases where mitigation appears not feasible or unacceptable depending on the type of risk identified and following our internal management systems policy.

Supply chain due diligence is a dynamic process and requires on-going risk monitoring and Exelis will repeat the risk steps two and three when necessary.

Step 4: We Are Prepared to Carry out Independent Third-Party Audit of Smelters’/Refiners’ Due Diligence Practices

Exelis does not contract directly with smelters or refiners and is therefore constrained in its ability to exercise direct leverage over them. However, Exelis, as a member of the Aerospace Industries Association Conflict Minerals Working Group, is supporting efforts to encourage smelters to become certified under the Conflict Free Smelter Initiative program by submitting to external audits of their processes and internal controls.

Step 5: Report Annually on Supply Chain Due Diligence

Exelis reports annually, via Form SD, to the SEC regarding its use of conflict minerals including a description of its due diligence efforts for responsible sourcing of minerals from conflict-affected and high-risk areas. Where required, Exelis also files a Conflict Minerals Report. Exelis, through its filings with the SEC, reports on the following:

•	Company management systems: Exelis provides a link on its website so that the public may view its Conflict Minerals Policy, the most recently filed Form SD and where required, the most recent Conflict Minerals Report and the independent audit of that report.

•	Risk assessment and management: Exelis describes in its Conflict Minerals Report the steps taken to identify smelters/refiners in its supply chain and its assessment of the smelters’/refiners’ due diligence practices. It also describes the steps Exelis has taken to manage those risks.

The country of origin of the conflict minerals, if known

Through its Conflict Minerals Compliance Program, Exelis was able to determine that most of its suppliers either did not provide materials that contain conflict minerals or did not provide any reason to believe that the conflict minerals contained in their products originated in the DRC or adjoining countries.

The suppliers who were unable to provide sufficient conflict minerals source information as part of the initial survey underwent additional due diligence activities.

Those products containing necessary conflict minerals which the Company has reason to believe may have originated in the DRC or an adjoining country are integrated electronic warfare systems, electronic attack and release systems, space systems, and tactical communications products.

Smelting facilities that processed the conflict minerals, if known

Exelis is a “downstream” company with many tiers in its supply chain. We do not know, as of this reporting period, all smelters providing the source metals that become incorporated into our end products. As a result, Exelis is not yet able to identify the smelting facilities that processed the necessary conflict minerals.

Efforts to determine mine or origin with greatest possible specificity

As noted above, Exelis has not yet been able to identify specific smelters or refiners in its supply chain. This is a necessary step since the smelters or refiners possess the information regarding the mine or origin of the minerals in question. We anticipate that identifying all smelters will take several years depending on how information reporting across the supply chain develops.

Steps taken or to be taken to improve due diligence and mitigate the risk that necessary conflict minerals benefited armed groups

In 2015, we expect to make further progress in reaching down through the tiers of our supply chain in our continued effort to identify the smelters in our supply chain. Based on the knowledge gained during the survey of our supply chain in 2014, we have a clearer picture of which of our suppliers’ products or materials shipped to Exelis contained conflict minerals.

Our focus in 2015 to further mitigate the risk that the necessary Conflict Minerals contained in our products benefit armed groups is to increase outreach to suppliers not responding to our inquiries. We plan to work closely with the suppliers who respond but do not provide full disclosure of smelters. Through outreach and communications with our suppliers, we will indirectly encourage specific smelters to become CFS certified as well as to seek key information from those smelters through our suppliers to assist us in identifying and mitigating the risk in our supply chain. We will also continue to explore other sources of supply that can document responsible sourcing of conflict minerals.